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08026703

STATES
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...ngton, D.C. 20549

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PROCESSED
MAR 7 2008
...SON
FINANCIAL

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67161

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Navy Federal Brokerage Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12851 Worldgate Drive
(No. and Street)

Herndon	VA	20170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cynthia Kirk — (703) 206-1304
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1800 Tyson Blvd	McLean	VA	22102
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
FEB 27 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

JD
3/6/08

OATH OR AFFIRMATION

I, Cynthia Kirk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Navy Federal Brokerage Services, LLC, as of 22 February, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Cynthia A Kirk
Signature

Assistant Vice President
Title

Darleen M Brumley
Notary Public

DARLEEN M. BRUMLEY
Notary Public
Commonwealth of Virginia
My Commission Expires Oct 31, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Navy Federal Brokerage Services, LLC
Index
December 31, 2007

Page(s)

Facing Page & Oath of Affirmation 1-2

Report of Independent Auditors 3

Financial Statements

Statement of Financial Condition 4

Statement of Income 5

Statement of Changes in Member Interest 6

Statement of Cash Flows 7

Notes to Financial Statements 8-10

Supplemental Schedules

Schedule 1 – Computation of Net Capital Under Rule 15c3-1 11

Schedule 2 – Computation for Determination of Reserve Requirements
for Broker-Dealers Under Rule 15c3-3 12

Other Information

Supplemental Report of Independent
Auditors on Internal Controls 13-14

PRICEWATERHOUSECOOPERS

Report of Independent Auditors

PricewaterhouseCoopers LLP
1800 Tysons Boulevard
McLean, VA 22102-4261
Telephone (703) 918 3000
Facsimile (703) 918 3100

To Board of Managers of
Navy Federal Brokerage Services, LLC:

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in member's interest and cash flows present fairly, in all material respects, the financial position of Navy Federal Brokerage Services, LLC (the "Company") at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules on pages 10 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 25, 2008

Navy Federal Brokerage Services, LLC
Statement of Financial Condition
December 31, 2007

Assets	
Cash	$ 93,883
Deposit with clearing organization	25,991
Receivables from broker dealer and clearing organizations	241,122
Account receivables	6,080
Prepaid expenses	118,316
Total Assets	485,392
Liabilities:	
Due to affiliates	249,944
Accounts payable	701
Accrued liabilities	27,000
Other liabilities	10
Total Liabilities	277,655
Member Interest:	
Member's interest	500,000
Retained deficit	(292,263)
Total Member's Interest	207,737
Total Liabilities and Member's Interest	$485,392

The accompanying notes are an integral part of these financial statements.

Navy Federal Brokerage Service, LLC
Statement of Income
Year Ended December 31, 2007

Revenue:	
Commission income	$6,282,885
Interest income	12,524
Total revenue	6,295,409
Expenses:	
Management fees	5,647,682
Professional services	576,590
Clearance fees	2,652
Registration, dues and subscriptions	126,873
Other expenses	135,774
Total expenses	6,489,571
Net loss from operations	(194,162)
Other Income:	
Payment from NASD for merger with NYSE	35,000
Net Loss	$ (159,162)

The accompanying notes are an integral part of these financial statements.

Navy Federal Brokerage Services, LLC
Statement of Changes in Member Interest
Year Ended December 31, 2007

	Member's Interest	Retained Deficit	Total
Balance, December 31, 2006	$500,000	($133,101)	$366,899
Paid in member's interest	-	-	-
Net loss 2007	-	(159,162)	(159,162)
Balance, December 31, 2007	$500,000	(292,263)	$207,737

The accompanying notes are an integral part of these financial statements.

Navy Federal Brokerage Services, LLC
Statement of Cash Flows
For the Year Ended December 31, 2007

Cash flows from operating activities:		
Net loss		$(159,162)
Adjustments to reconcile net loss to net cash Provided by operating activities:		
(Increase) decrease in operating assets		
Receivables from broker dealer and clearing organization	(44,737)	
Clearing deposit account	(363)	
Due from affiliate	353	
Account receivables	(6,080)	
Prepaid expenses	(16,078)	
Increase (decrease) in operating liabilities		
Due to affiliates	28,293	
Accounts payables	(1,646)	
Accrued liabilities	27,000	
Other liabilities	(13)	
Total adjustments		(13,271)
Net cash provided by operating activities		(172,433)
Cash		
Beginning of the year		266,316
End of the year		$ 93,883

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Navy Federal Brokerage Services, LLC (NFBS or the Company) is a wholly-owned subsidiary of Navy Federal Financial Group, LLC (NFFG), which is a wholly-owned subsidiary of Navy Federal Credit Union (NFCU). NFCU is a federally chartered credit union domiciled in Virginia. NFBS was licensed in the state of Virginia to do business in September 2005, and is registered as an introducing broker-dealer. The Company's membership with the Financial Industries Regulatory Authority (FINRA) formerly National Association of Securities Dealer, Inc. (NASD) was approved in May 2006 and it began sales and trading operations in July 2006.

The Company is a marketing vehicle for mutual funds, unit investment trusts, variable annuities, flexible premium variable life insurance, public limited partnerships, financial planning and discount brokerage services. Services are primarily provided to credit union members. The Company executes exchange listed and over the counter securities transactions on an agency capacity and clears on a fully-disclosed basis through Pershing LLC.

2. Summary of Significant Accounting Policies

Basis of Presentation
NFBS prepares its financials statements on the accrual basis of accounting in accordance with generally accepted accounting principles of the United States. Consequently, revenue is recognized when earned and expensed when incurred.

Cash
Cash includes a money market savings account which is payable on demand held at Wachovia Bank N.A. and checking accounts at Bank of America and Navy Federal Credit Union for clearing payroll and company transactions.

Clearing Deposit
NFBS is required to maintain funds with Pershing LLC, their clearing broker-dealer. These funds can be used to settle differences for errors in trades that are not recouped from either the customer or NFBS. To date, the account has never been charged.

Receivables from broker dealer and clearing organization
Receivables include funds due from CUNA Brokerage Services, Inc (CBSI) which represents cash balances and deposits with commissions and interest receivable from the Company's clearing broker less any fees that CBSI

charges for the services they provide. CBSI which is also an introducing broker-dealer, provides back office support for NFBS through a tri-party agreement. The Company is subject to credit risk should the clearing broker or CBSI be unable to repay the balance reflected on the statement of financial condition. However, the Company does not anticipate non-performance by either of these counterparties. The carrying value approximates the fair value as the balance is short term. The Company clears all of its securities transactions through its clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

Revenue and Expenses
Securities transactions for the Company's customers are executed and cleared by independent clearing agents on a fully-disclosed basis. Customers' security transactions are reported on a settlement date basis. Commissions are recorded as earned on a trade date basis. Fees paid to the clearing agent are recorded as expenses when incurred.

Commission earned on customer's investment in mutual funds and insurance investment products are recorded on an accrual basis and are included in commission income.

Management fees are paid directly to NFFG for sales, marketing and administrative services.

Other Income
In 2007, the National Association of Securities Dealer and the New York Stock Exchange merged together and became the Financial Industry Regulatory Authority. As a result of this merger each member of NASD received a payment of $35,000.

Income Taxes
NFBS is a wholly-owned limited liability company and is considered a disregarded entity for federal tax purposes. Consequently the Company records no income tax expense.

Use of Estimates
The preparation of financial statements in conformity with accounting principals generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial

statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. **Guarantor's Accounting and Disclosure for Guarantees**

The Financial Accounting Standard Board issued Interpretation No. 45 "Guarantor's Accounting and Disclosure for Guarantees", which requires the Company to disclose information about obligations under certain guarantee arrangements. In the normal course of business the Company enters into contracts that confirm a variety of representation and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not occurred. The Company expects the risk of loss to be remote.

4. **Related Party Transactions**

The Company contracts with NFFG to pay 90% of their revenue from commissions and fees to provide sales, marketing and administrative services. The contract is month-to-month with a 30 day right to cancel by either party. Total expenses incurred for the aforementioned services with NFFG totaled approximately $5,650,000 for the year ended December 31 2007.

Included in the accounts payable as of 31 December 2007 is an amount due to NFFG of approximately $250,000 and $440 due to Navy Federal Asset Management, LLC also a wholly owned subsidiary of NFFG. NFFG employees designated by NFBS are also designated employees of NFAM. Revenue earned by NFAM is consolidated with revenue earned by NFBS and forwarded to NFBS from our third-party provider. NFBS subsequently passes the income to NFAM.

5. **Regulatory Requirements**

As a broker-dealer and a FINRA member firm, the Company is subject to the SEC's Uniform Net Capital Rule (15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the first year and 15 to 1 thereafter. At 31 December 2007, the Company had net capital of $79,341 which was $29,341 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was 3.5 to 1 at 31 December 2007.

The Company is exempt under the provisions of Rule 15-3-3 pursuant to Section (k)(2)(ii).

Navy Federal Brokerage Services, LLC
Schedule 1 – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2007

Total member's interest	$207,737
Deduct, member's interest not allowable for net capital	0
Total member's interest qualified for net capital	$207,737
Deductions and /or charges	
Total nonallowable assets from statement of financial condition	124,396
Net capital before haircuts on securities positions:	$ 83,341
Securities	0
Other (Fidelity bond deductible)	4,000
Net Capital	$ 79,341

Computation of basic net capital requirement

Aggregate indebtedness	$277,655
Net capital requirements based on the greater of $50,000 or six and two thirds percent of aggregate indebtedness	$ 50,000
Excess net capital	$ 29,341
Ratio of aggregate indebtedness to net capital	3.5 to 1

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5 of the Securities and Exchange Commission

There is no difference between this computation of net capital and the corresponding computation prepared by the Company for inclusion in its unaudited Part IIA Revised FOCUS Report filing as of February 20, 2008.

Navy Federal Brokerage Services, LLC
Schedule II – Computation for Determination of Reserve Requirement and Information Related to Possession or Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2007

Exemption under Section (k)(2)(ii) is claimed, as other brokers clear all transactions with and for customers on a fully disclosed basis, and the Company does not otherwise hold funds or securities for, or owe money to, customers.

PRICEWATERHOUSECOOPERS

Report of Independent Auditors

PricewaterhouseCoopers LLP
1800 Tysons Boulevard
McLean, VA 22102-4261
Telephone (703) 918 3000
Facsimile (703) 918 3100

The Board of Managers of
Navy Federal Brokerage Services, LLC:

In planning and performing our audit of the financial statements of Navy Federal Brokerage Services, LLC (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2008

END